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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)

                     International Bancshares Corporation
                               (Name of Issuer)

                        Common Stock, Par Value $1.00
                        (Title of Class of Securities)

                                  459044 103
                                (CUSIP Number)


                           Cary Plotkin Kavy, Esq.
                           Cox & Smith Incorporated
                       112 E. Pecan Street, Suite 1800
                          San Antonio, Texas  78205
                                (210) 554-5500
         (Name, Address and Telephone Number of Person authorized to
                     Receive Notices and Communications)


                               DECEMBER 2, 2002
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.     459044 103                                             PAGE      2     OF      5     PAGES
-------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1
     Estate of Alicia M. Sanchez, Deceased
-------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/x/
-------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     N/A
-------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)             / /
-------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------------------------------------
NUMBER OF          SOLE VOTING POWER
SHARES       7     1,882,041
             ------------------------------------------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
OWNED BY     8     0
             ------------------------------------------------------------------------------------------------
EACH               SOLE DISPOSITIVE POWER
REPORTING    9     1,882,041
             ------------------------------------------------------------------------------------------------
PERSON             SHARED DISPOSITIVE POWER
WITH         10    0
-------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   1,882,041
-------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
-------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   5.97%
-------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14   00 (Estate)
-------------------------------------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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THIS AMENDMENT NO. 6 TO SCHEDULE 13D STATEMENT (THE "AMENDED STATEMENT")
RELATING TO COMMON STOCK, PAR VALUE $1.00 PER SHARE, OF INTERNATIONAL BANCSHARES CORPORATION IS FILED AS AN AMENDMENT TO THE ORIGINAL SCHEDULE 13D, AS AMENDED, OF THE PERSON REPORTING HEREUNDER (THE "STATEMENT") AND SHOULD BE READ IN CONJUNCTION THEREWITH. THE STATEMENT IS AMENDED ONLY TO THE EXTENT PROVIDED HEREIN.

ITEM 1.     SECURITY AND ISSUER.

            This Amended Statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"). The Common Stock is registered under
Section 12(g) of the Securities Exchange Act of 1934.

            The address of the principal executive offices of the Issuer is 1200 San Bernardo Avenue, P. O. Drawer 1359, Laredo, Texas 78042-1359.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Amended Statement is being filed on behalf of the Estate (the "Estate") of Alicia M. Sanchez ("Mrs. Sanchez"), deceased. The executor of the Estate is Mr. Antonio R. Sanchez, Jr. (the "Executor"), son of Mrs. Sanchez.

            (b) The address for the Estate and the Executor is P. O. Box 2986, Laredo, Texas 78044-2986.

            (c) The Executor is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

            (d) During the last five (5) years, the Executor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (e)     The Executor is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No material changes.

ITEM 4.     PURPOSE OF TRANSACTION.

            On September 12, 2002, the Estate sold 125,000 shares of Common Stock to the Issuer at a price of $38.09 per share pursuant to the Issuer's share repurchase program.

            On December 2, 2002, the Estate sold 125,000 shares of Common Stock to the Issuer at a price of $38.00 per share pursuant to the Issuer's share repurchase program.

            The Executor has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock held by the Estate. The Executor has previously filed a Schedule 13D reflecting his beneficial ownership of the Common Stock, and, in connection with his appointment as executor of the Estate, has filed an amendment to his Schedule 13D to reflect his beneficial ownership of the shares of Common Stock held by the Estate. As a result, in addition to the Estate's reporting its beneficial ownership of the Common Stock pursuant to this Statement, the Executor will report the Estate's beneficial ownership of Common Stock in his
Schedule 13D for so long as he may be deemed to beneficially own the same.

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            A description of the Estate's resulting beneficial ownership of the Common Stock, after giving effect to the foregoing, is set forth in Item 5 below. The shares beneficially owned by the Estate are held for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The Estate beneficially owns 1,882,041 shares of Common Stock, representing 5.97% of the outstanding shares of Common Stock, all of which shares so beneficially owned are held directly by the Estate.

            The Estate, through the powers vested in the Executor, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the above-described shares.

            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Estate.

            The filing of this Statement shall not be construed as an admission that the Executor is the beneficial owner of any securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No Material Changes.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.


                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK].






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                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:  December 2, 2002



                                    /s/ ANTONIO R. SANCHEZ, JR.
                                    --------------------------------------------
                                    Antonio R. Sanchez, Jr., Executor
                                    of the Estate of Alicia M. Sanchez, Deceased


                                  ATTENTION:

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)









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